THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

April 16, 2010

Ms. Karen J. Garnett, Esq.
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Ontario Solar Energy Corporation
Form F-1 Registration Statement
File No. 333-165163

Dear Ms. Garnett:

       In response to your letter of comments dated March 30, 2010, please be advised as follows:

General

1.  A preliminary prospectus will not be used by the Company.  The only graphic or pictorial representation is the one located on page 14 which shows the building and solar panels attached.

2.  There are no studies, reports, or books.  All reference to third party publications or information has been deleted.

3.  The price per share has been corrected to $0.25 throughout.

4.  To be supplied.

5.  The Company has advised the auditor that the shares have all been issued.

6.  The language has been corrected.

Prospectus Cover Page

      7.  No offers have been or will be made prior to the effective date of the registration statement.

Risk Factors

8.  A risk factor no. 4 have been provided addressing the comment.

Ms. Karen J. Garnett, Esq.
Assistant Director
Securities and Exchange Commission
RE:	Ontario Solar Energy Corporation
Form F-1 Registration Statement
File No. 333-165163
April 16, 2010
Page 2

9.   A risk factor no. 7 has been provided addressing the issue.

10. The disclosure has been corrected and revised as requested.

11. The language has been deleted.

12. The risk factor has been corrected and revised.

Management’s Discussion and Analysis or Plan of Operations

      13. The language has been corrected to reflect no operations throughout.

14. The language has been revised to reflect that we may finance operations from loans from our sole officer and director.

15. The information from Note 5 has been included in this section with disclosure of the relationships.

Plan of Operation

      16. The information requested has been provided.

17. The information requested has been provided.

18. The language has been deleted and corrected.

19. The information requested has been provided.

20. The disclosure requested has been provided.

Liquidity and Capital Resources

      21. The information requested has been provided.

Ms. Karen J. Garnett, Esq.
Assistant Director
Securities and Exchange Commission
RE:	Ontario Solar Energy Corporation
Form F-1 Registration Statement
File No. 333-165163
April 16, 2010
Page 3

Business

22.  The quotations have been deleted with the exception of the first bullet point.  Disclosure has been made that said information is our opinion.

23.  The information requested has been provided.

Our Strategy

      24.  The information requested has been provided.

25.  The information requested has been provided.

26.  The information requested has been provided.

27.  Information regarding China has been deleted and was included in error.  We have made clear we intend to seek clients in Canada and the U.S.

Target Market

28.  The language in question has been deleted and the disclosure revised.

Government Regulation

29.  The disclosure has been revised.

Management

30.  The information requested has been provided.

Conflicts of Interest

31.  The information requested has been provided.

Selling Shareholders

32.  We have foot noted related parties with an explanation.  Each of the spouses take the position that the shares are owned by them individually and they exercising voting control over the shares registered in their name.

Ms. Karen J. Garnett, Esq.
Assistant Director
Securities and Exchange Commission
RE:	Ontario Solar Energy Corporation
Form F-1 Registration Statement
File No. 333-165163
April 16, 2010
Page 4

33.  The information requested has been provided.

34.  The addresses have been provided.

35.  Disclosure has been provided that there are no U.S. shareholders.

Description of Securities

36.  The information requested has been provided.

Reports

37.  The information requested has been provided.

38.  The information requested has been provided.

Distribution

39.  The information requested has been provided.

Backup Withholding and Information Reporting

40.  The information requested has been provided.

Special Tax Provisions

41.  The information requested has been provided.

Disposition of Common Shares by Residents of Canada

42.  The information requested has been provided.

Holders Not Residents in Canada

43.  The information requested has been provided.

Taxation of Dividends

44.  The information requested has been provided.

Ms. Karen J. Garnett, Esq.
Assistant Director
Securities and Exchange Commission
RE:	Ontario Solar Energy Corporation
Form F-1 Registration Statement
File No. 333-165163
April 16, 2010
Page 5

Where You Can Find More Information

      45.  The information requested has been provided.

Plan of Distribution; Terms of the Offering

46.  The information requested has been provided.

47.  The information requested has been provided.

48.  The information requested has been provided.

Financial Statements

            49.  The financial statements have been revised to include the Company’s policy for revenue recognition once operations commence.  The policy is described as follows:

“The Company’s primary type of revenue is expected to be the provision of consulting services related to solar energy.  Revenue will be recognized as services are performed and information is delivered to our customers.  Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, fees and / or price is fixed or determinable, and collectability is reasonably assured.  Revenue is recognized net of applicable sales tax withholdings.”

            50.  All of the shares subscribed for as of December 31, 2009 were issued on January 18, 2010.  All subscriptions for common shares are final.  The purchasers have no right to cancel the shares purchased and request that the Company return to them any consideration paid.

The common shares have been described on the Balance Sheet and the Statement of Stockholders’ Equity as “Common stock to be issued”.  Note 3 – Common Stock describes the equity transactions entered into during the period and indicates that the 11,541,666 shares of common stock agreed to be issued by the Company were not issued as at December 31, 2009.

The shares have been considered outstanding common shares and included in the computation of basic and fully diluted loss per common share on the Statement of Operations.  The shares have been considered contingently issuable shares and since there are no circumstances under which those shares would not be issued they are required to be included.  This treatment is in accordance with Accounting Standards Codification Topic 260 – Earning per Share.

Ms. Karen J. Garnett, Esq.
Assistant Director
Securities and Exchange Commission
RE:	Ontario Solar Energy Corporation
Form F-1 Registration Statement
File No. 333-165163
April 16, 2010
Page 6

            51.  The initial common shares issued during October 2009 at $0.01 per share were issued prior to the Company commencing operations.  Subsequent to that date, the Company initiated preliminary discussions with potential clients.  The common shares issued in December 2009 were based on arm’s length negotiations with subscribers.

Part II - Information Not Required in Prospectus

Item 6.  Indemnification of Directors and Officers.

52.  The information requested has been provided.

Item 7.  Recent Sales of Unregistered Securities

53.  The information requested has been provided.

Item 9.  Undertakings

54.  The information requested has been provided.

Exhibit Index

Exhibit 8.1

55.  The information requested has been provided.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL:jtl

cc: Ontario Solar Energy Corporation